April 10, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Stone Minerals, L.P.
Registration Statement on Form S-1
Filed March 19, 2015
File No.: 333-202875

Ladies and Gentlemen:

Set forth below are the responses of Black Stone Minerals, L.P. (the “Registrant,” the “Partnership,” “we,” “us,” or “our”) to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by telephone and by letter dated April 2, 2015, with respect to the Registration Statement on Form S-1 (File No. 333-202875), filed with the Commission on March 19, 2015 (the “Registration Statement”).

Concurrently with the filing of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver five copies of Amendment No. 1, as well as five copies of Amendment No. 1 that are marked to show all changes made since the filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified.

Black Stone Minerals Company, L.P.   1001 Fannin St., Suite 2020 Houston, TX 77002   Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, April 10, 2015, Page 2

Registration Statement on Form S-1 Filed March 19, 2015

Risk Factors, page 28

The volatility of oil and natural gas prices due to factors beyond our control . . . , page 29

1.	It appears that your risk factor disclosure makes reference to full cost accounting rules. However, we note that you use the successful efforts method of accounting for your oil and natural gas operations. Please revise this disclosure to explain the potential impact of the factors discussed as part of this risk factor on impairment under the successful efforts method of accounting.

Response: The Registration Statement has been revised. Please see page 30 of Amendment No. 1.

Oil prices have declined substantially from historical highs . . . , page 30

2.	Please expand this risk factor to address the potential impact of decreases in the prices of oil on your ability to fund planned capital expenditures.

Response: The Registration Statement has been revised. Please see page 30 of Amendment No. 1.

Cash Distribution Policy and Restrictions on Distributions, page 55

3.	Your disclosure indicates that you intend to pay a specified increasing quarterly distribution beyond the forecasted twelve month period ending June 30, 2016. However, your disclosure does not provide any support for your ability to make such distributions, nor does it indicate the underlying assumptions that would be material to understanding how this would occur. If you continue to retain this provision, provide such information or explain to us why it is appropriate to quantify such future distributions given the inherent business and price uncertainty over such an extended period of time. We may have further comment once we are able to consider your response.

Response: The Registration Statement has been revised to remove any expression of intent, or ability, to pay the specified increasing quarterly distribution beyond the twelve months ending March 31, 2016 and to clarify that the specified increasing quarterly distribution amount only provides the common unitholders a priority right to distributions over the subordinated unitholders if a distribution is paid. Please see the cover page to the prospectus and pages 19, 20, 43, 55, 56, 57, 58, 62, and 65 of Amendment No. 1.

4.	We note your disclosure on page 56 that your credit facility contains certain financial tests and covenants that you must satisfy. You also state that if you are unable to satisfy the restrictions under your credit facility you could be prohibited from making distributions notwithstanding your stated distribution policy. Please revise to disclose such restrictions.

Response: The Registration Statement has been revised. Please see pages 56 and 95 of Amendment No. 1.

Black Stone Minerals Company, L.P.   1001 Fannin St., Suite 2020 Houston, TX 77002   Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, April 10, 2015, Page 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 84

Business Environment, page 84

5.	Please expand your discussion of how the oil and natural gas business environment affects you to include a discussion of the expected impact to your results of operations from the current commodity price declines noted in other sections of your registration statement. As part of this disclosure, please provide an analysis of known trends or uncertainties that may have a material impact on your revenues in future periods. To the degree that you have taken steps to address material risks associated with recent declines in commodity prices, please include a discussion of these actions as part of your revised disclosure. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Registration Statement has been revised. Please see pages 86 and 87 of Amendment No. 1.

How We Evaluate Our Operations, page 85

Commodity Prices, page 85

6.	Disclosure provided as part of the analysis of your operating results for the fiscal year ended December 31, 2014 states that you used derivative instruments to mitigate the risk and resulting impact of recent volatility in the price of oil and natural gas. Please expand your disclosure to describe the types of derivative contracts into which you have entered to mitigate your exposure to changes in commodity prices and state the period through which you have entered into these types of contracts. As part of this disclosure, explain how current market conditions may impact your ability to enter into similar types of derivative instruments and describe the potential impact this may have on your revenues in future periods.

Response: The Registration Statement has been revised. Please see page 89 of Amendment No. 1.

Black Stone Minerals Company, L.P.   1001 Fannin St., Suite 2020 Houston, TX 77002   Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, April 10, 2015, Page 4

Liquidity and Capital Resources, page 90

Credit Facility, page 91

7.	We note that the next borrowing base redetermination for your credit facility is scheduled for April 2015. Disclosure in your filing indicates that your borrowing base may be decreased if prices do not return to former levels. Please revise to provide quantitative disclosure explaining the expected impact to your borrowing base and address the steps management intends to take to address the resulting uncertainty to your liquidity position. Refer to Item 303(a)(1) of Regulation S-K.

Response: The Registration Statement has been revised. Please see pages 94 and 95 of Amendment No. 1.

Critical Accounting Policies and Related Estimates, page 92

Successful Efforts Method of Accounting, page 93

8.	Please expand this disclosure to specifically address how uncertainties associated with the recent decline in oil and natural gas prices will affect the significant estimates used to account for your oil and natural gas operations. Specifically, your revised disclosure should more clearly address the potential impact of a sustained low price environment on further impairment charges. In addition, please include a discussion of how this could impact your estimates of proved reserve quantities.

Response: The Registration Statement has been revised. Please see pages 96 and 97 of Amendment No. 1.

Equity-Based Compensation, page 94

9.	Please reconcile and explain any difference between the fair value of the underlying units granted by your Board of Directors in February 2015 and the midpoint of your estimated IPO offering range. This reconciliation should describe significant intervening events within the Partnership and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common unit up to the filing of the registration statement. In addition, describe the impact of changes in the oil and natural gas business environment such as the extent to which recent volatility of oil and natural gas prices has had an effect on your most recent valuation. As part of this analysis, please tell us how many common units in Black Stone Minerals, LP will be issued in exchange for the 7.3 million units granted in February 2015.

Response: The fair value of the underlying units granted by the Board of Directors (the “Board”) of Black Stone Minerals Company, L.P. (“BSMC”) on February 23, 2015 was based on a valuation performed as of December 31, 2014 and was based on a probability-weighted analysis of the likelihood of two scenarios occurring: remain private (the “Private scenario”) or go public (the “Public

Black Stone Minerals Company, L.P.   1001 Fannin St., Suite 2020 Houston, TX 77002   Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, April 10, 2015, Page 5

scenario”). Additionally, management and the Board considered if there were any significant changes in our operations or market conditions between the valuation date and grant date. As of the grant date, the Board determined that the fair value of the units was consistent with the valuation as of December 31, 2014.

Under the Private scenario, the fair value of the underlying units was determined using methods consistent with prior valuations of the units of BSMC. This scenario was based on the weighting of several methods including a Net Asset Value Method under the Asset Approach, a Dividend Discount Model under the Income Approach, and the Guideline Public Company and Transaction Methods under the Market Approach. The Private scenario resulted in a valuation of approximately $1.17 per unit. This scenario resulted in a decline in the fair value of the units of approximately $0.51 per unit, or 30.4%, relative to the fair value of units issued granted in January 2014. The primary reason for this decline in fair value was a significant drop in commodity prices between the two valuation dates. From December 31, 2013 to December 31, 2014, the spot price of crude oil dropped from $98.17 per barrel to $53.24 per barrel, or 45.6%, and the spot price of natural gas dropped from $4.31 to $2.99 per MMBtu, or 30.6%. Additionally, the NYMEX strip used for the valuation as of December 31, 2014 was significantly lower than the strip used for the valuation as of December 31, 2013. As of the grant date, the NYMEX strip was down slightly from the strip used for in the valuation as of December 31, 2014; however, the differences between these forward curves was minimal and did not indicate an adjustment to the fair value of the units was warranted.

Under the Public scenario, the fair value of the units was estimated using inputs from the underwriters leading our initial public offering (“IPO”) process. The fair value of the units under this scenario was determined using a Single Period Capitalization Method under the Income Approach. The Public scenario resulted in an estimated fair value for the units of $1.53, or 9.0% lower than the fair value of the units as of the January 2014 grant. This methodology and valuation are consistent with the derivation of the expected IPO offering range. The fair value of the units under the Public scenario is substantially similar to the current estimate of the midpoint of the offering range provided to us by our underwriters. However, units for the February 2015 grant will convert into both common and subordinated units. We believe that subordinated units have less value than our common units as they are subject to increased risk due to common units having a priority right to distributions and accruing minimum-quarterly-distribution arrearages.

To estimate the fair value of the units for the February 2015 grant, we assigned a 1/3 probability of remaining private and a 2/3 likelihood of a public offering. At the time of grant, there was significant uncertainty regarding the viability of completing a public offering. This uncertainty was evidenced by feedback the company received during the testing-the-waters meetings, the volatility of commodity prices preceding the grant date, and the volatility in the trading ranges of publicly traded companies in the oil and gas industry. Additionally, in response to this uncertainty in the market and to provide protection for the potential buyers in our IPO, we modified the structure of our offering after the grant date of the units to include a stated minimum quarterly distribution and subordinated a significant portion of the units held by our existing owners. As a result, we believe the selected weighting is appropriate given the uncertainty in the market at the time of the valuation and the likelihood of completing a public offering.

Black Stone Minerals Company, L.P.   1001 Fannin St., Suite 2020 Houston, TX 77002   Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, April 10, 2015, Page 6

BSMC’s limited partnership agreement contains an annual repurchase obligation of 1% of the outstanding units. An annual valuation of BSMC is required to establish a value basis for the repurchase obligation, which valuation is the same valuation we have used to estimate the fair value of the units in prior grants.

The per-unit numbers included in this response are on a pre-merger and pre-conversion basis. We will advise you of the number of common and subordinated units of the Partnership that we expect the 7.3 million units granted in February 2015 to convert into based on the pricing information provided to us when we submit the pricing information confidentially. The total number of Partnership units issued in connection with the merger and conversion will be considerably less than the number of BSMC units currently outstanding.

Description of Our Preferred Units, page 150

10.	We note that you have removed disclosure regarding additional distributions that may be payable to the holders of the preferred units. We also note that such distribution rights are reflected on page A-27 of the annex to the limited partnership agreement. Your revised disclosure indicates that you believe it is unlikely any additional distributions will be required, and if they are required, you believe they would not materially adversely affect the per unit distribution rate you would otherwise make on your common and subordinated units. Please disclose the basis for this belief.

Response: The Registration Statement has been revised. Please see pages 154 and 155 of Amendment No. 1.

Financial Statements

Consolidated Statements of Cash Flows, pages F-17- F-18

11.	We note you reflect repayments and borrowings under your senior line of credit on a net basis. Please tell us whether this presentation complies with FASB ASC 230-10-45-7 through 45-9 or revise your disclosure to show cash receipts and payments on a gross basis.

Response: We have considered the guidance provided by FASB ASC 230-10-45-7 through 45-9 in determining whether information about gross cash receipts and payments is more relevant than net cash receipts and payments. FASB ASC 230-10-45-9 provides that if the original maturity of the liability is three months or less, cash receipts and payments for debt can qualify for net reporting. Borrowings under our senior line of credit typically comprise several tranches of borrowings with one-month maturations that are based on LIBOR plus a margin that varies depending on the borrowing-base-utilization percentage. If they are not

Black Stone Minerals Company, L.P.   1001 Fannin St., Suite 2020 Houston, TX 77002   Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, April 10, 2015, Page 7

rolled into a new LIBOR-based borrowing or repaid, these tranches automatically convert to borrowings at the then-existing prime rate plus a margin depending on the borrowing-base-utilization percentage. During 2014, there were 125 separate instances in which a tranche was rolled into a new LIBOR-based borrowing, converted to a prime borrowing, or repaid with 60 separate cash receipts and principal repayments. As such, we have determined that information about net cash receipts and payments are more relevant to users of the financial statements in accordance with FASB ASC 230-10-45-7 through 45-9.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-19

12.	We note you removed disclosure explaining the nature of the Accrued partners’ distribution payable. Please revise to include this disclosure or tell us why you do not believe this disclosure is necessary.

Response: The Registration Statement has been revised. Please see page F-22 of Amendment No. 1.

Supplemental Oil and Natural Gas Disclosures

Standardized Measure of Discounted Future Net Cash Flows, page F-41

13.	Despite the decrease in proved undeveloped reserves (“PUDs”) from 2,856MBoe at December 31, 2013 to 595 MBoe at December 31, 2014, we note that future development costs used to calculate the standardized measure of discounted future net cash flows increased from approximately $53.2 million to approximately $65.0 million. Please tell us whether you expect the PUDs recorded as of December 31, 2014 to require greater expenditure for development to proved developed status than PUDs converted in prior periods. As part of your response, please address the disclosure on page 116 of you registration statement which states that estimated future development costs relating to PUDs at December 31, 2014 were projected to be approximately $11.5 million in the fiscal year ended December 31, 2015.

Response: The increase in our future development costs used to calculate the standardized measure of discounted future net cash flows from 2013 to 2014 resulted primarily from a revision to our estimated undiscounted costs related to our asset retirement obligation (“ARO”) liability. Please see page F-24 of Amendment No.1 for the reconciliation of changes to our estimated discounted ARO liability. Our future development costs of $65.0 million at December 31, 2014 comprise $11.6 million of costs required to convert non-producing reserves, including both proved developed nonproducing reserves (“PDNPs”) and proved undeveloped reserves (“PUDs”), to proved developed status and $53.4 million of estimated undiscounted ARO costs associated with our proved developed reserves. We estimate PDNPs will only require $0.1 million of additional development costs.

Black Stone Minerals Company, L.P.   1001 Fannin St., Suite 2020 Houston, TX 77002   Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, April 10, 2015, Page 8

On a dollar per MBoe basis, we expect an increase in the costs required to convert our PUDs at December 31, 2014 to proved developed status when compared to December 31, 2013. The Registration Statement has been revised. Please see page 119 of Amendment No. 1.

We note that our estimates of proved undeveloped reserves are limited to those relatively few wells for which we have received and approved an authorization for expenditure (“AFE”) from our operators and that remain undrilled at the end of each period. Limiting our PUD estimates on this basis results in a relatively fast conversion rate of PUDs into proved developed status. Between the end of a given reserve period and the end of the next reserve period, we have typically (i) converted substantially all PUDs booked at the end of the first period to proved developed status, (ii) converted additional undeveloped reserves into proved developed status, and (iii) estimated new PUDs at the end of the reserve period based on the approved AFEs at that time. As a consequence, PUD estimates may vary significantly between periods, and development costs on a dollar per MBoe basis vary based on the nature of the working-interest-participation opportunities at the point in time when reserves are estimated. Development costs associated with our PUDs represent a small portion of our total costs incurred throughout the year to develop our properties. Furthermore, as a minerals company, we benefit from the booking of cost-free royalty-interest reserves associated with some of our working interest PUDs. These cost-free additions vary from well to well depending on the magnitude of our royalty interest relative to our working interest in each well, which influences the apparent development cost on a dollar per MBoe basis.

For these reasons, we do not feel that the expected future development costs of our PUDs on a dollar per MBoe basis is an accurate representation of the total costs to develop our properties.

Black Stone Minerals Company, L.P.   1001 Fannin St., Suite 2020 Houston, TX 77002   Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, April 10, 2015, Page 9

Please direct any questions you have with respect to the foregoing responses or supplemental materials to me at (713) 445-3204 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Steve Putman
Steve Putman
Senior Vice President, General Counsel, and Secretary

cc:	Karina V. Dorin (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)
Mike Rosenwasser (Vinson & Elkins L.L.P.)

Black Stone Minerals Company, L.P.   1001 Fannin St., Suite 2020 Houston, TX 77002   Telephone: 713.658.0647   Facsimile: 713.658.0943